KW 3/7

[redacted]

13010855

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number	3235-0123
Expires	April 30, 2013
Estimated average burden hours per response	12 00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 23699

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER Securities Research inc

OFFICIAL USE ONLY
FIRM I D NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P O Box No)

3055 Cardinal Drive
(No and Street)

Vero Beach (City) FL (State) 32963 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Wiseman, Vice President (772) 231-6689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kmetz, Nuttall, Elwell, Graham, PLLC
(Name – *if individual state last first middle name*)

2800 Ocean Drive (Address) Vero Beach (City) FL (State) 32963 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

3/2/13

OATH OR AFFIRMATION

I, Thomas A. Wiseman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Research, Inc., as of December 31, 2012, are true and correct I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows

2/27/13

Signature

Vice President

Title

Notary Public

DIANE CARROW
NOTARY PUBLIC
STATE OF FLORIDA
Comm# EE104577
Expires 6/19/2015

County of Indian River

This report ** contains (check all applicable boxes)

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [x] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

***For conditions of confidential treatment of certain portions of this filing, see section 240 17a-5(e)(3)*

SECURITIES RESEARCH, INC.

Financial Statements
and Supplemental Information
with
Independent Auditors' Report

December 31, 2012

KMETZ-NUTTALL-ELWELL-GRAHAM, PLLC
Certified Public Accountants

SECURITIES RESEARCH, INC.

Financial Statements
and Supplemental Information
with
Independent Auditors' Report

December 31, 2012

Table of Contents

KNG
KMETZ NUTTALL ELWELL GRAHAM, PLLC
Certified Public Accountants

Independent Auditors' Report

To the Board of Directors and Stockholders
Securities Research Inc.
Vero Beach, Florida

We have audited the accompanying statement of financial position of Securities Research, Inc. as of December 31, 2012, and the related statements of income (loss), changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Research, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information on page 14 is required by Rule 17a-5 under the Securities Exchange Act of 1934 and is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Respectfully Submitted,

Kmetz, Nuttall, Elwell, Graham

Kmetz, Nuttall, Elwell, Graham, PLLC
Certified Public Accountants

February 21, 2013

2800 Ocean Drive   Vero Beach, Florida 32963   T: 772.231.6902   F: 772.231.4099
www.knegcpa.com
Michael L. Kmetz, CPA, PFS   Scott A. Nuttall, CPA, CFP   Brian J. Elwell, CPA   Patrick K. Graham, CPA, MA   A.J. (Reese) Brackins, CPA
Teresa M. LaSota, CPA   David P. Reisinger, CPA   James F. McGuigan, Jr., CPA

Securities Research, Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Current assets	
Cash and cash equivalents	$ 387,676
Cash-restricted	125,000
Receivable from clearing broker	36,411
Prepaid expenses and other	18,994
Total current assets	568,081
Equipment, furniture and fixtures and leasehold improvements at cost, net of accumulated depreciation of $173,666, using straight-line and accelerated methods	(0)
Other assets	
Securities owned, at fair value	408,452
Deferred income tax benefit	257,798
Total other assets	666,250
	$ 1,234,331
Liabilities and stockholders' equity	
Current liabilities	
Accounts payable and accrued liabilities	$ 29,267
Total current liabilities	29,267
Stockholders' equity	
Common stock, $10 par value, authorized 100 shares; issued and outstanding 50 shares	500
Additional paid in capital	1,040,466
Retained earnings	164,098
Total stockholders' equity	1,205,064
	$ 1,234,331

See accompanying notes to financial statements.

KNG

Securities Research, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2012

Revenue	
Commissions	$ 1,415,788
Advisory service fees	42,624
Interest, dividends and gains and losses on marketable securities held for sale	157,747
Total revenues	1,616,159
Expenses	
Employee compensation	672,871
Clearing charges	131,554
Quotation services	23,420
Occupancy	103,932
Telephone	55,014
Office supplies and expenses	26,219
Payroll taxes	58,332
Employee benefits	156,179
Advertising	31,333
Other expenses	468,226
Total expenses	1,727,080
Net income (loss) before income tax benefit	(110,921)
Provision of income tax benefit	(61,571)
Net income (loss)	$ (49,350)

See accompanying notes to financial statements.

Securities Research, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance, December 31, 2011	$ 500	$ 1,040,466	$ 213,448	$ 1,254,414
Net profit (loss)	-	-	(49,350)	(49,350)
Balance, December 31, 2012	$ 500	$ 1,040,466	$ 164,098	$ 1,205,064

See accompanying notes to financial statements.

KNG

Securities Research, Inc.
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
For the Year Ended December 31, 2012

Balance, December 31, 2011	$	-
Balance, December 31, 2012	$	-

See accompanying notes to financial statements.

KNG

Securities Research, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:	
Net income (loss)	$ (49,350)
Adjustments to reconcile net income to net cash used for operating activities:	
Unrealized gain on securities held for sale	(67,595)
Realized gain on sale of securities held for sale	(72,347)
Changes in assets and liabilities:	
(Increase) decrease in receivable from clearing broker	16,681
(Increase) decrease in prepaid expenses and other	10,451
(Increase) decrease in deferred income tax benefit	(61,571)
Increase (decrease) in accounts payable and accrued liabilities	(54,714)
Net cash used for operating activities	(278,445)
Cash flows from investing activities:	
Sale of marketable securitiers held for sale	423,309
Net cash provided by investing activities	423,309
Net increase (decrease) in cash	144,864
Cash and cash equivalents, beginning of year	367,812
Cash and cash equivalents, end of year	$ 512,676

See accompanying notes to financial statements.

KNG

Securities Research, Inc.
Notes to Financial Statements

Note 1 –Nature of Operations

Securities Research, Inc., (the Company) was incorporated on October 16, 1978, under the laws of the State of Florida. The Company is a wholly-owned subsidiary of JATS Corporation, (The Parent Company), of Lake Charles, LA. The Company is a broker-dealer registered with the SEC and is a member of various exchanges and the Financial Industry Regulatory Authority (FINRA). The home office is located in Vero Beach, Florida. The Company also has other offices in Florida, Virginia, and Connecticut. One office was closed in 2011 and another in 2012.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation
The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transaction, agency transactions and investment advisory.

Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned
Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Securities are recorded at fair value in accordance with ASC 820, "Fair Value Measurements and Disclosures."

Collateralized Agreements
The Company does not engage in transactions involving securities purchased under agreements to resell or securities sold under agreement to repurchase.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transaction occur.

Investment Advisory Income
Investment advisory fees are recognized as earned on a pro-rata basis over the term of the contract.

Income Taxes
The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Note 2 – Summary of Significant Accounting Policies (continued)

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, "Income Taxes." Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Depreciation
Depreciation is provided using both accelerated and straight-line methods over the estimated useful lives of the individual assets.

Cash and Cash Equivalents
For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 – Fair Value Measurements

ASC topic 820, "Fair Value Measurements and Disclosures", defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Inputs that are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability.

Note 3 – Fair Value Measurements (continued)

Fair values of assets measured on a recurring basis at December 31, 2012, are as follows:

Fair Value Meaurements at Reporting Date Using	
Assets	Quoted Prices in Active Markets for Identical Assets (Level 1)
Securities owned:	
Equities	408,452
	408,452

Note 4 – Cash-Restricted

Cash of $125,000 has been segregated in a special deposit account with the clearing broker for the benefit of customers under agreement with the clearing broker.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 6 – Commitments and Contingent Liabilities

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Aggregate annual rentals for office space at December 31, 2012, are approximately listed as follows:

December 31, 2013	$	81,800
December 31, 2014		81,800
December 31, 2015		81,800
December 31, 2016		81,800
December 31, 2017		81,800
	$	409,000

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). As of December 31, 2012, the Company had net capital of $841,749, which was $591,749 in excess of its required net capital of $250,000. The Company's net capital ratio was 3.48 to 1.

Note 8 – Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with ASC 740 are as follows:

	Current	Deferred	Total
Federal	$ -	$ (61,571)	$ (61,571)
State	-	-	-
	$ -	$ (61,571)	$ (61,571)

The Company had a net operating loss carryover to the current year, determined as if the Company filed a separate federal income tax return of $1,014,504. The Company will report a net operating loss for the current year of approximately $249,000. These net operating losses can be carried forward for 20 years from the year of the loss. In addition, the Company had a capital loss carryover to the current year (available to apply against future capital gains) of $147,350.. Current year sales of securities resulted in capital gains of $18,265. Based upon current tax rates, the Company's estimated tax benefit from net operating loss carry forwards amounts to $429,663. Based upon future expected taxable income a valuation allowance of $171,865 reduces the expected deferred tax benefit to $257,798, resulting in a current year tax benefit of $61,571.

Accounting principles generally accepted in the United States of America require the Board of Directors to evaluate tax positions taken by the Company and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Board of Directors has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2012, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Board of Directors believes it is no longer subject to income tax examinations for years prior to 2009.

Note 9 – Advertising

The Company charges the cost of media advertising to operations in the period when the expense is incurred.

Note 10 – Stockholders' Equity

The following is reconciliation of stockholders' equity as reported in the December 31, 2012, unaudited FOCUS report and in the accompanying financial statements.

As reported in FOCUS Report	$ 1,129,673
Audit adjustments	75,391
As reported in accompanying financial statements	$ 1,205,064

Note 11 – 401(k) Savings Plan

The Company established a 401(k) savings plan (the Plan) in 2002, by adopting a prototype plan established by its payroll service firm. Substantially all employees of the Company who are scheduled to work at least 1,000 hours during each year of employment are eligible to participate in the Plan. Employees can make elective deferrals of their compensation on a pretax basis subject to certain limits. The Company matches the first 3% of employee contributions. Contribution expense for the 401(k) match in 2012 amounted to $0.

Note 12 – Exemption from Rule 15c3-3

The Company claims exemption from the reserve requirements of Rule 15c3-3 of the Securities Exchange Act of 1934, under Section (k)(2) of the rule.

Note 13 – Subsequent Events

Management has evaluated subsequent events through February 15, 2013, the date which the financial Statements were available to be issued.

SUPPLEMENTAL INFORMATION

Securities Research, Inc.
Schedule I
December 31, 2012

Net Capital	
Total stockholders' equity	$ 1,205,064
Deductions and / or charges:	
Non-allowable assets	
Prepaid expenses	18,994
Refundable income taxes	257,798
	276,792
Net capital before haircuts on securities position	928,272
Haircuts on securities	86,523
Net capital	$ 841,749

Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued liabilities	$ 29,267

Minimum capital required	
The greater of $250,000 or 6 2/3% of aggregate indebtedness	$ 250,000
Net capital in excess of minimum requirement	$ 591,749
Ratio of aggregate indebtedness to net capital	0.0348

Reconciliation with Company's computation	
(Included in Part IIA of Form X-17A-5 as of December 31, 2012)	
Net capital, as reported in Company's Part IIA (unaudited) FOCUS Report	$ 849,454
Audit adjustments	(7,705)
Net capital per computation, December 31, 2012	$ 841,749

KNG
KMETZ NUTTALL ELWELL GRAHAM, PLLC
Certified Public Accountants

February 21, 2013

Securities Research, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements of Securities Research, Inc. as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2800 Ocean Drive Vero Beach, Florida 32963 T: 772.231.6902 F: 772.231.4099
www.knegcpa.com
Michael L. Kmetz, CPA, PFS Scott A. Nuttall, CPA, CFP Brian J. Elwell, CPA Patrick K. Graham, CPA, MA A.J. (Reese) Brackins, CPA
Teresa M. LaSota, CPA David P. Reisinger, CPA James F. McGuigan, Jr., CPA

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kmetz, Nuttall, Elwell, Graham

Kmetz, Nuttall, Elwell, Graham, PLLC
Certified Public Accountants

KNG

KNG
KMETZ NUTTALL ELWELL GRAHAM, PLLC
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO THE COMPANY'S SIPC ASSESSMENT RECONCILIATION

February 21, 2013

To the Board of Directors
Securities Research, Inc.
3055 Cardinal Drive, Suite # 104
Vero Beach, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Securities Research, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC., solely to assist you and the other specified parties in evaluating Securities Research, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Securities Research, Inc.'s management is responsible for the Securities Research, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3. Compared the adjustment for net gain from securities in the investment account reported in Form SIPC-7 with the Company's schedule of gains and losses from securities in the investment account noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion.

Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

2800 Ocean Drive Vero Beach, Florida 32963 T: 772.231.6902 F: 772.231.4099
www.knegcpa.com
Michael L. Kmetz, CPA, PFS Scott A. Nuttall, CPA, CFP Brian J. Elwell, CPA Patrick K. Graham, CPA, MA A.J. (Reese) Brackins, CPA
Teresa M. LaSota, CPA David P. Reisinger, CPA James F. McGuigan, Jr., CPA

This report is intended solely for the information and use of the specified parties listed above and, is not intended to be and should not be used by anyone other than these specified parties.

Respectfully Submitted,

Kmetz, Nuttall, Elwell, Graham

Kmetz, Nuttall, Elwell, Graham, PLLC
Certified Public Accountants

KNG

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

023699 FINRA DEC
SECURITIES RESEARCH INC 15*15
3055 CARDINAL DR STE 104
VERO BEACH FL 32963-4901

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3362 -

B. Less payment made with SIPC-6 filed (exclude interest) (1709)

7-30-12
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,653 -

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,653 -

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,653 -

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Securities Research, Inc
(Name of Corporation, Partnership or other organization)

Alice K Combs
(Authorized Signature)

C.O.O.
(Title)

Dated the 26 day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,616,160
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	(139,942)
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	(139,942)
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	(131,554)
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
~~(8) Other revenue not related either directly or indirectly to the securities business.~~ (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	(131,554)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 1,344,664
2e. General Assessment @ .0025	$ 3362 –
	(to page 1, line 2.A.)